COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Earnings

For the Year Ended December 31, 2015

	2015
Revenues:	
Commissions	$ 7,697,724
Advisory fees	5,376,697
Interest income	8,373
Other income	351,551
Total revenues	13,434,345
Expenses:	
Salaries and benefits	6,877,181
Rent and fees paid to affiliates, net	1,623,268
Clearing charges	584,160
Regulatory fees	101,172
Office supplies and postage	193,696
Online subscriptions	389,563
Travel and entertainment	98,696
Depreciation and amortization	53,589
Advertising	46,589
Other	618,255
Total expenses	10,586,169
Earnings before income taxes	2,848,176
Income tax expense:	
Current	1,086,744
Deferred	(47,633)
Total income tax expense	1,039,111
Net earnings	$ 1,809,065

See accompanying notes to financial statements.